UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                         (Amendment No.     )*



                        Circuit City Stores, Inc.

                             (Name of Issuer)

                        CarMax Group Common Stock

                      (Title of Class of Securities)

                                172737306

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     Delaware

              5   SOLE VOTING POWER

                  1,085,700

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       3,394,300

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     3,394,300   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.5%

     TYPE OF REPORTING PERSON*
 12

     HC

                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     Delaware

              5   SOLE VOTING POWER

                  NONE

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       2,200,000

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     2,200,000   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.1%

     TYPE OF REPORTING PERSON*
 12

     IA

                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     American Variable Insurance Series - Growth-Income Fund
     95-3960624

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     Massachusetts

              5   SOLE VOTING POWER

                  1,300,000

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH          SOLE DISPOSITIVE POWER
              7
 REPORTING
PERSON WITH       1,300,000

              8   SHARED DISPOSITIVE POWER

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     1,300,000

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 11

     5.9%

     TYPE OF REPORTING PERSON*
 12

     IC

                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     California

              5   SOLE VOTING POWER

                  1,085,700

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       1,194,300

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     1,194,300   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.4%

     TYPE OF REPORTING PERSON*
 12

     BK

                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.




Item 1(a)   Name of Issuer:
       Circuit City Stores, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       9950 Mayland Drive
       Richmond, VA  23233

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc., Capital Research and
       Management Company, American Variable Insurance Series - Growth-Income Fund and Capital Guardian Trust Company

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       CarMax Group Common Stock

Item 2(e)   CUSIP Number:
       172737306

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
       (d)   [X]   Investment Company registered under Section 8 of the
            Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.
       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       The Capital Group Companies, Inc., is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. The Capital Group Companies, Inc. does not have investment power or voting power over any of the securities reported herein; however, The Capital Group Companies, Inc., may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 2,200,000 shares or 10.1% of the 21,860,000 shares of CarMax Group Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       American Variable Insurance Series - Growth-Income Fund, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,300,000 shares or 5.9% of the 21,860,000 shares of CarMax Group Common Stock believed to be outstanding.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act and a wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 1,194,300 shares or 5.4% of the 21,860,000 shares of CarMax Group Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.



Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       1. Capital Research and Management Company is an Investment Adviser registered under Section 203 of the Investment
          Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group Companies, Inc.

       2. Capital Research and Management Company serves as investment adviser to American Variable Insurance Series - Growth-Income Fund, an investment company registered under the Investment Company Act of 1940.

       3. Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.


Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          April 15, 1997

        Signature:     *Larry P. Clemmensen

        Name/Title:    Larry P. Clemmensen, President

                       The Capital Group Companies, Inc.


        Date:          April 15, 1997

        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company


        Date:          April 15, 1997

        Signature:     *Steven N. Kearsley

        Name/Title:    Steven N. Kearsley, Vice President

                       American Variable Insurance Series -
                       Growth-Income


        Date:          April 15, 1997

        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital Guardian Trust Company

        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated February 11, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on February 12, 1997 with respect to AAR Corporation.

                               AGREEMENT

                            Los Angeles, CA
                             April 15, 1997

  The Capital Group Companies, Inc. ("CGC"), Capital Research and
Management Company ("CRMC"), American Variable Insurance Series -
Growth-Income Fund ("VIGI") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of CarMax Group Common Stock issued by Circuit City Stores, Inc.

  CGC, CRMC, VIGI and CGTC state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGC, CRMC, VIGI and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 THE CAPITAL GROUP COMPANIES, INC.

                 BY:               *Larry P. Clemmensen

                                   Larry P. Clemmensen, President
                                   The Capital Group Companies,
                                   Inc.


                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:               *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 AMERICAN VARIABLE INSURANCE SERIES - GROWTH-
                 INCOME FUND

                 BY:               *Steven N. Kearsley

                                   Steven N. Kearsley, Vice
                                   President
                                   American Variable Insurance
                                   Series - Growth-Income


                 CAPITAL GUARDIAN TRUST COMPANY

                 BY:               *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital Guardian Trust Company

       172737306
       172737306
       172737306
CUSIP:                        EXHIBIT A                            10
                                                              Page    of 11

*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated February 11, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on February 12, 1997 with respect to AAR Corporation.